

May 6, 2013

<u>Via E-mail</u>
Warren M. Dillard
President and Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, TX 77506

> **Re: Vanguard Energy Corporation**
> **Registration Statement on Form S-3**
> **Response dated April 23, 2013**
> **File No. 333-187697**

Dear Mr. Dillard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   Please tell us which subparagraph of Rule 415 you are relying upon for this transaction, and provide us with an analysis of your eligibility to rely on such subparagraph.

2.   We note your response to our prior comment. Please explain to us the basis for your belief that you are eligible to use Form S-3 to register the relevant transactions. In this regard, we direct your attention to General Instruction I.B.4 of Form S-3, and specifically the provision of that Instruction that refers to "exercise of <u>outstanding</u> warrants or options [emphasis added]." Explain to us whether all of the relevant warrants are currently outstanding; we note the following language on page 3 of your filing, which appears to indicate that some of the warrants may not yet be outstanding: "480,000 shares of our common stock issuable upon the exercise of the Class A warrants which the

underwriters' [sic] <u>may acquire should the underwriters' warrants be exercised in full</u> [emphasis added]." If you determine that you are not eligible to use Form S-3 to register the relevant transactions, please tell us what consideration you have given to updating your prior Form S-1 by means of a post-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief